Exhibit 12

Boise Cascade Holdings, L.L.C.

Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2009	2008	2007	2006	2005
	(thousands, except ratios)
Interest costs	$22,520	$34,313	$96,802	$112,404	$166,344
Capitalized interest	—	122	1,745	510	—
Interest factor related to noncapitalized leases	5,727	1,785	3,853	3,164	2,338
Total fixed charges	$28,247	$36,220	$102,400	$116,078	$168,682

Income (loss) before income taxes and cumulative effect of accounting changes	$(18,397)	$(287,508)	$135,685	$75,202	$119,278
Undistributed (earnings) losses of less than 50%-owned entities, net of distributions	(36,690)	219,402	—	—	—
Total fixed charges	28,247	36,220	102,400	116,078	168,682
Total earnings (losses) before fixed charges	$(26,840)	$(31,886)	$238,085	$191,280	$287,960

Ratio of earnings to fixed charges	(0.95)	(0.88)	2.33	1.65	1.71

Excess of fixed charges over earnings before fixed charges	$55,087	$68,106	$—	$—	$—